

April 1, 2013

<u>Via Email</u>
Shuncheng Ma
Chief Financial Officer
China Media Inc.
Room 10128, No. 269-5-1 Taibai South Road,
Yanta District, Xi'an City
Shaan'xi Province, China, 710068

     Re: **China Media Inc.**
            Form 10-K for the fiscal year ended June 30, 2012
            Filed October 11, 2012
            File No. 333-150952

Dear Mr. Ma:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ David R. Humphrey

                          David R. Humphrey
                          Accounting Branch Chief